Envoy Communications Group Inc.

Management Discussion and Analysis

The following section of our annual report sets forth Management’s Discussion and Analysis of the financial performance of Envoy for the year ended September 30, 2002 compared to the year ended September 30, 2001. The analysis is based on our audited financial statements, including the accompanying notes, which are presented elsewhere in this report.

Consolidated statements of operations for the Year Ended September 30, 2002 compared to September 30, 2001

Net Revenue Our net revenue represents our compensation for services. A portion of our compensation from agency or advertising/marketing services is generated from non-refundable monthly agency fees and the balance is from commissions. Our compensation from non-agency or “project related” services is primarily generated from project fees and hourly charges. Net revenue is net of any pass-through costs such as media and production costs incurred on behalf of clients in acting as agent for them.

Net revenue decreased by 29%, to $59.1 million in the year ended September 30, 2002, from $82.8 million in the year ended September 30, 2001. This decrease resulted from a combination of general economic slowdown in the North American and U.K. marketplace as well as specific slowdown within the advertising and technology markets, particularly in New York. Our revenue from marketing activities decreased $12.0 million from $24.4 million to $12.4 million, the largest portion of this decrease being a decline in revenue in New York of $11.7 million and a further decrease of approximately $300,000 in revenue relating to the Canadian marketing group. Technology revenue decreased $6.5 million from $15.0 million to $8.5 million. Again, part of the reduction in revenue relates to the decline in business at our New York operations. Net revenue from design services decreased $5.2 million from $43.4 to $38.2 million.

Our five largest clients in fiscal 2002 accounted for 48.6% of our net revenue for such period, while our five largest clients in fiscal 2001 accounted for 37.5% of our net revenue for such period. No single client accounted for over 20% of our net revenue in either of such years.

Operating Expenses Salaries and benefits, general and administrative and occupancy costs represent our operating expenses. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour, and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology and professional services. Occupancy costs represent the costs of leasing and maintaining company premises.

Operating expenses decreased by 19% to $61.5 million for fiscal 2002 from $75.8 million. The primary reasons for the decrease in operating expenses were a decrease in salaries and benefits of $8.6 million, or 16%, and a decrease in general and administrative expenses of $5.7 million, or 33%. Occupancy costs decreased slightly from $4.8 million to $4.7 million.

In response to the significant decrease in revenues experienced by the Company in the first six months of the year, management implemented a plan to reduce salary and benefit expenses during the second quarter. As a result of this downsizing, a reduction of approximately $15.2 million in annual salary and benefit expenses was achieved, although all of these savings were not realized during the current year. General and administrative expenses also decreased as a result of both cost saving measures initiated by management and the overall decline in revenues. During the year the Company exited from excess office space in New York and subsequent to year-end the Company exited from excess office space in Toronto.

EBITDA Earnings before interest, taxes, depreciation and amortization before unusual items, restructuring costs and goodwill write-down (“Adjusted EBITDA”), we have excluded these charges as management believes such costs are non-recurring in nature. In fiscal 2002, we had a loss of ($2.4) million in Adjusted EBITDA, as defined, compared with income of $7.0 million in fiscal 2001.

Depreciation expense Depreciation expense remained consistent at $2.9 million in fiscal 2002 and fiscal 2001.

Interest expense Interest expense increased from $744,000 to $1.2 million. The increase in interest was largely due to an increase in interest rates year over year on our borrowing under our credit facility. Our effective rate of interest on this debt increased during the year to 8.5% from 4.5%. In addition, interest expense increased because of the issuance of $3.8 million convertible debentures during the year with interest being paid at 10% per annum. The convertible debentures also have a non-cash interest expense resulting from the accounting for the conversion features of the debentures. See Note 11 to the audited consolidated financial statements. Interest expense also includes fees associated with the restructuring of our bank loan facility of $290,000.

Unusual Item During 2002, as a result of changes in the banking loan arrangements, the Company was no longer allowed to fully utilize its $40 million line of credit and repayment terms were accelerated. Accordingly, the remaining unamortized portion of deferred financing charges totaling $751,000 was written off.

Restructuring As mentioned above in response to a general economic downturn impacting the Company’s business, management implemented a restructuring plan during the first half of fiscal 2002. The restructuring involved downsizing its workforce, exiting excess office space and writing off redundant fixed assets. Accordingly, the Company has recorded a restructuring expense of $10.9 million. The restructuring includes a reduction of 156 people, as well as the abandonment of 18,000 square feet of leased office space in New York City, and 35,000 square feet of leased office space in Toronto. The annual expense savings in salaries, benefits and occupancy costs associated with this restructuring is approximately $17.2 million.

The above factors resulted in a decrease in our earnings (loss) before income taxes and goodwill amortization and goodwill write-down from $1.5 million to ($18.1) million.

Income taxes In 2002, our effective income tax rate as a percentage of net income before goodwill amortization was (26.7%) compared to our 2001 effective tax rate of 92.2%. The difference relates primarily to the Company having a pretax loss in fiscal 2002, compared to pretax income in fiscal 2001, and certain expenses deducted in the accounts which have no corresponding deduction for income taxes as set forth in Note 13 in our audited consolidated financial statements. These expenses increased in 2002 due to the write-down of goodwill, certain costs incurred in connection with equity financing, and certain compensation expense, which may not be deductible for tax purposes. See also Note 2(g) in our audited consolidated financial statements.

Goodwill amortization Goodwill amortization decreased from $3.0 million to $2.2 million due largely to the write-down of goodwill during the year. Goodwill is largely not deductible for income tax purposes.

Write-down of goodwill During the year the Company performed an assessment of the carrying values of goodwill recorded in connection with its various businesses. The assessment was performed because a number of factors indicated that an impairment had arisen commencing in the period ended March 31, 2002, as well as later in fiscal 2002. Accordingly, the Company recorded a write-down of $37.9 million, which primarily related to the goodwill associated with the businesses of Sage, Promanad and Hampel Stefanides. See Note 8 in the audited consolidated financial statements.

Net Earnings (loss) Primarily as a result of the foregoing factors, net loss increased from ($2.9) million in fiscal 2001 to ($53.4) million in fiscal 2002.

Quarterly Information

For the three months ended	September 30, 2002	June 30, 2002	March 31, 2002	December 31, 2001

Net revenue	$13,246,532	$14,831,076	$14,250,273	$16,792,209
EBITDA*	(203,295)	622,802	(2,542,265)	(251,853)
per share — basic	(0.01)	0.03	(0.12)	(0.01)
EBITDA*
per share — fully diluted	(0.01)	0.03	(0.12)	(0.01)
Net earnings (loss)	(15,392,215)	(350,913)	(35,806,327)	(1,829,980)
Net earnings per share — basic	(0.75)	(0.02)	(1.70)	(0.09)
Net earnings per share — fully diluted	(0.75)	(0.02)	(1.70)	(0.09)

For the three months ended	September 30, 2001	June 30, 2001	March 31, 2001	December 31, 2000

Net revenue	$18,329,041	$21,217,599	$20,854,990	$22,383,911
EBITDA*	(2,157,684)	1,652,747	3,074,254	4,434,226
per share — basic EBITDA*	(0.10)	0.08	0.15	0.21
per share — fully diluted	(0.10)	0.08	0.15	0.20
Net earnings (loss)	(3,030,761)	(1,480,831)	531,972	1,084,248
Net earnings per share — basic	(0.15)	(0.07)	0.03	0.05
Net earnings per share — fully diluted	(0.15)	(0.07)	0.03	0.05

*	EBITDA represents earnings (loss) before depreciation, amortization of intangible asset, interest expense, unusual items, restructuring costs, income taxes, goodwill amortization and write-down.

Three months ended September 30, 2002 compared with three months ended June 30, 2002.

During the fourth quarter the Company had an Adjusted EBITDA (defined as earnings before interest, taxes, depreciation and amortization but before unusual items, restructuring costs and goodwill write-down) loss of ($200,000). This loss in our fourth quarter was attributable to a decline in revenues in the marketing and technology businesses. Approximately $549,000 of the loss relates to our New York marketing business, and approximately $174,000 of the loss relates to our technology business. Subsequent to year-end, the technology businesses were disposed of and management is looking at various options to dispose of its marketing operations in New York in order to eliminate or reduce our exposure to the marketing sector in New York.

Liquidity and Capital Resources

During the year the Company entered into a Forbearance Agreement with the lenders under its Bank Credit Facility. The Forbearance Agreement requires the Company to make certain monthly principal repayments commencing in December 2002 with the balance due on April 30, 2003. Additional borrowings under the Forbearance Agreement are limited to a letter of credit of £250,000. The ability to make such future principal repayments is dependent on the Company’s ability to generate positive cash flow from operations in the future as well as to raise sufficient funds to repay bank borrowings by way of additional debt or equity financing under private placements, sell additional business units or refinance its bank facility with the current lenders or alternative lenders. There can be no assurances that the Company will be successful in obtaining additional debt or equity financing, refinancing its bank facility, or that additional business units can be sold.

The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operations in the foreseeable future and be able to realize its assets and satisfy its liabilities in the normal course of business. See Note 1 to the audited consolidated financial statements.

Our principal capital requirements have been to fund acquisitions, including related earnout, capital expenditures and for working capital purposes. The Company does not have any substantial earnout payments remaining on its previous acquisitions and the remaining potential liability is contingent on future financial performance.

On April 29, 2002, we issued $1,800,000 in 10% convertible debentures which mature on April 29, 2007. On September 12, 2002, we issued an additional $2,000,000 in 10% convertible debentures which mature on September 12, 2007. See Note 11 of the audited consolidated financial statements. The net proceeds from the sale of the debentures were used for general corporate purposes.

We had a working capital deficit of ($7.7) million and a cash balance of $470,000 at September 30, 2002. At September 30, 2001, working capital was ($430,000) and a cash balance of $21.8 million. Working capital includes the reclassification of bank debt of $9.8 million in fiscal 2002 and $7.8 million in fiscal 2001, as a current liability due to the terms of the Forebearance Agreement entered into with the lenders, which requires full repayments of outstanding balances by April 30, 2003. The Company has a credit facility of £250,000 available until April 30, 2003 to fund working capital requirements. In addition the Company has used excess cash balance to fund its working capital requirements however, such cash balance can vary significantly depending on client spending patterns and collection results. Subsequent to year-end the Company has arranged a $0.5 million line of credit with a new lender.

Net cash provided by (used in) operating activities before any increase or decrease in non-cash operating working capital was ($7.6) million for the year ended September 30, 2002 and $2.5 million for the year ended September 30, 2001. The decrease in working capital is primarily a result of the decrease in cash due to lower earnings during the year.

Net cash provided by (used in) financing activities was $3.0 million for the year ended September 30, 2002 and ($287,000) for the year ended September 30, 2001. During fiscal 2002, the Company issued $3.8 million convertible debentures. See Note 11 to our audited consolidated financial statements.

Net cash used in investing activities was ($3.7) million for the year ended September 30, 2002 and ($5.4) million for the year ended September 30, 2001. Decrease is a result of fewer expenses relating to acquisitions during the year and a reduction in capital expenditures.

At September 30, 2002 we had restricted cash of $1.8 million ($159,000 at September 30, 2001) representing customer deposits. See Note 4 to our audited consolidated financial statements.

Critical Accounting Policies

The significant accounting policies used by the Corporation in preparing its consolidated financial statements are described in Note 2 to the audited consolidated financial statements and should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing those financial statements. The corporation’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principals. The Corporation also prepares a reconciliation to United States generally accepted accounting principals, which is included in Note 20 to the audited consolidated financial statements.

Inherent in the application of some of those policies is the judgement by management as to which of the various methods allowed under generally accepted accounting principals is the most appropriate to apply in the case of the Corporation. As well, management must take appropriate estimates at the time the financial statements are prepared.

Although all of the policies identified in Note 2 to the audited consolidated financial statements are important in understanding the consolidated financial statements, the policies discussed below are considered by management to be central to understanding the financial statements because of the higher level of measurement uncertainties involved in their application.

Goodwill Annually, the Company assesses the recoverability of the carrying value of its goodwill and the related amortization period. As part of the evaluation, the Company considers several factors, including the operating results and trends, movements in major clients and key client service personnel, changes in client relationships and general economic conditions. Future operating results and above factors could vary materially, and accordingly the value of goodwill could change by material amounts.

Income Taxes The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.

Impact of Recently Issued Canadian Accounting Standards

Business Combinations

The Company adopted the new provisions of the Canadian Institute of Chartered Accountants (“CICA”), Handbook Section 1581, “Business Combinations”. All business combinations are accounted for using the purchase method of accounting. The value of the shares issued in a business combination are measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 was not amortized and is subject to impairment testing and intangible assets that meet specific criteria are recognized and reported apart from goodwill.

Earnings Per Share

The Company adopted the new provisions of the CICA Handbook Section 3500, “Earnings per Share”. Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental issuable upon the exercise of stock options using the treasury method. Previously, the Company calculated fully diluted earnings per share using the imputed earnings method. The change in accounting policy has been applied retroactively and the diluted earnings per share figures presented for the comparative period have been restated.

Risks and Uncertainties

Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. The Company is subject to these risks and uncertainties and actively manages them as follows:

General economic conditions The marketing and communication industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets. A significant portion of our business is with large multinational businesses, including large packaged goods companies and large food retailers who are less impacted by downturns in the economy. In an effort to both offer our clients services on an international scale, and to manage our exposure to broad economic conditions, Envoy has diversified geographically, operating across North America and in the United Kingdom.

Interest rate risk The Company’s debt under its lending facilities is described in Note 10 to the audited consolidated financial statements. Our credit facility bears interest that is calculated at variable rates. As a result we are vulnerable to changes in interest rates. At September 30, 2002 the effective interest rate on our facility was 8.50%.

Foreign currency risk The Company is subject to currency risk through its activities in the United States and the United Kingdom. Unfavourable changes in the exchange rate may affect the operating results of the Company. The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into foreign currency contracts to mitigate the associated risks. As at September 30, 2002, there were no foreign currency contracts outstanding. As at September 30, 2002, the Company has U.S. $2,002,704 outstanding on the U.S. portion of the bank credit facility. Prior to June 30, 2002, the U.S. dollar borrowings were designated as a hedge against the Company’s net investment in its U.S. operations, managing exposure to foreign currency risk. Commencing July 1, 2002, the Company no longer hedged Watt’s US dollar receivables with foreign currency contracts and thus, the Company’s U.S. dollar borrowings provide an economic hedge against such U.S. dollar receivables. The Company’s promissory note payable (See Note 3(c) of the audited consolidated financial statements), issued in connection with its acquisition of Gilchrist serves as a hedge against the Company’s investment in its U.K. operations, managing exposure to foreign currency risk.

Financial The Company is operating under the terms of a Forebearance Agreement negotiated during the year with its lenders. The Company has continuously been working with the lenders to arrange for the restructuring of the credit agreement beyond April 2003. However no agreement has been reached at this point to accomplish this refinancing. The Company has been successful in raising debt financing by way of private placements during the year there is no assurance that it will be successful in securing additional capital through future private or public offerings.

Key personnel The Company’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients. Its ability to hire or retain qualified personnel could have a material adverse effect on the Company.

Credit risk Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. Management believes that the Company is not subject to significant concentration of credit risk. As at September 30, 2002, the Company had one customer, who represents 11% of accounts receivable and one customer who represented 18% as at September 30, 2001.

Commitments and Contractual Commitments

Set out below is a summary of the amounts due and committed under contractual cash obligations at September 30, 2002:

		Due in 1 year	Due between	Due between	Due after 5
	Total	or less	years 2 and 3	years 4 and 5	years

Bank credit facility and other debt	$11,919,313	$10,589,114	$743,731	$308,499	$277,969
Operating leases	24,543,358	4,402,963	7,877,681	12,185,501	77,213
Debentures	3,800,000	0	0	3,800,000*	0

Total contractual cash obligations	$40,262,671	$14,992,077	$8,621,412	$16,294,000	$355,182

*	The holders of the convertible debentures have the right to require the Company to purchase all or a portion of their debentures in fiscal 2004.
See Notes 10, and 16 to the audited consolidated financial statements.

Other Commitments

Earn-out payments for acquisitions Additional consideration may be paid with respect to Commordore over a two-year period if certain milestones are achieved. The earn-out amounts earned will be satisfied to a maximum of $475,000 in cash. See Note 3(a) of the audited consolidated financial statements. Additional consideration may be paid with respect to the acquisition of International Design Group, over a three-year period if certain performance milestones are achieved. The earn-out amounts earned will be satisfied by a maximum of $2,000,000 in cash and a maximum of 154,321 common shares of the Company. See Note 3(b) of the audited consolidated financial statements.

The Company has letters of credit outstanding of Cdn. $150,000, U.S. $500,000 and £250,000 all of which expire on April 30, 2003.

The shares held by the minority shareholders of John Street Inc., representing a 30% interest, are mandatorily redeemable by the Company at September 30, 2004 for cash consideration and as such represents a financial liability of the Company. No amount has been accrued in the financial statements as the purchase price will be determined and paid over a three-year period based on certain performance milestones.

Forward Looking Statements

The Company and its representatives periodically make written and spoken statements, including those contained in the annual report. By their nature, forward-looking statements are subject to risks and uncertainties that could result in actual performance being materially different from anticipated results. The Company cautions readers, when making decisions, to consider the risks and uncertainties of forward-looking statements.